FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 7, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 7, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Amended and Restated Deposit Agreement dated September 29, 2000 and as amended November 27, 2006 between Advanced Semiconductor Engineering, Inc. (“ASE”), Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders that the Submission Period for the submission of shareholder proposals pursuant to the ROC Company Law in connection with the Company’s 2010 annual general shareholders’ meeting will begin on April 7, 2010 and end on April 16, 2010. Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two Business Days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 7, 2010 and April 14, 2010.  The 2010 annual general shareholders' meeting will be held on June 14, 2010 and the ADR Record Date in connection with this meeting is April 16, 2010.  For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Advanced Semiconductor Engineering Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Joseph Tung, CFO / Vice President Allen Kan, Manager Tel: +886-2-8780-5489 Fax: +886-2-2757-6121 ir@aseglobal.com http://www.aseglobal.com	US contact: Clare Lin, Director Tel: +1-408-986-6524 clare.lin@aseus.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES MONTHLY NET REVENUES

TAIPEI, TAIWAN, R.O.C., APRIL 7, 2010 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”), announces its unaudited consolidated net revenues for March and 1st quarter of 2010.

CONSOLIDATED NET REVENUES (UNAUDITED)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2010	2010	2009	Change	Change
Net Revenues	15,847	12,984	5,495	+22.0%	+188.4%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2010	2009	2009	Change	Change
Net Revenues	37,555	26,293	13,397	+42.8%	+180.3%

Starting from Feb. 1, 2010, Universal Scientific Industrial Co., Ltd.’s consolidated revenues were consolidated into ASE Inc.’s consolidated revenues.  Net revenues for the ATM assembly test and material business (excluding USI) are as follows:

ATM NET REVENUES (UNAUDITED)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2010	2010	2009	Change	Change
Net Revenues	10,002	8,697	5,495	+15.0%	+82.0%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2010	2009	2009	Change	Change
Net Revenues	27,423	26,293	13,397	+4.3%	+104.7%

Safe Harbor Notice:
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on June 24, 2009.